

U.S. Securities and Exchange Commission
Division of Investment Management

February 27, 2025

<u>**VIA E-MAIL**</u>
Thomas D. Peeney, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

Re: **Oaktree Asset-Backed Income Fund Inc.**
File No. 333-284676
File No. 811-24049
Oaktree Asset-Backed Income Private Fund Inc.
File No. 811-24048

Dear Mr. Peeney:

On February 3, 2025, you filed (1) a registration statement on Form N-2 for Oaktree Asset-Backed Income Fund Inc. (the "Fund") and (2) a registration statement on Form N-2 for Oaktree Asset-Backed Income Private Fund (the "Private Fund"). Our comments are set forth below. Please apply all comments, other than those indicated to apply only to the Fund or only to the Private Fund, to both the Fund's and the Private Fund's registration statements. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement filed by the Fund (except for the comments indicated to apply only to the Private Fund where we used page numbers from the registration statement filed by the Private Fund). Where a comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

<u>**PROSPECTUS**</u>

Cover Page — Investment Strategy

1. Please tell us why the same investment strategy is being offered through the Fund, which has filed its N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"), and the Private Fund, which has filed its N-2 only under the 1940 Act.

2. The fourth sentence of this section states that, as part of the 80% Policy, the Fund may also invest a portion of its assets in other income-generating instruments including, but not limited to, notes, bills, debentures, bank loans, convertible and preferred securities and government and municipal obligations. Please revise this sentence to state that these investments will be limited to no more than 20% of the Fund's assets given that such investments do not appear to be asset-backed investments. *See* Rule 35d-1(a)(2)(i) under the 1940 Act.

3. *Applicable only to Private Fund*: The Private Fund's name includes the term "Private Fund". Please disclose an investment policy to invest at least 80% of the Private Fund's assets in "private funds" or, alternatively, explain to us why such a policy is not required. *See* Rule 35d-1(a)(2)(i) under the 1940 Act.

4. The first sentence of the second paragraph of this section states that the Fund may invest up to 20% of its assets in "investments other than ABF Investments . . . including cash or cash equivalents, and liquid fixed-income securities . . .". Please identify here any investments other than ABF Investments that are part of the Fund's principal strategies and disclose any corresponding risks of such investments under "Principal Risks of Investing in the Fund".

5. The second sentence of the second paragraph of this section states that the Fund may invest up to 10% of its assets in "listed structured credit" securities. Please briefly disclose the types of investments listed structured credit securities include.

6. The third paragraph of this section identifies three segments and the first sentence of the next paragraph refers to two of these segments. To avoid investor confusion, please consider defining the terms investment grade segment, core segment and opportunistic segment and using these defined terms when referring to these segments.

7. The first sentence of the fourth paragraph of this section states that the Fund will invest primarily in the core segment and supplement that sleeve with a limited number of more opportunistic investments. If core and opportunistic investments consist of below investment-grade investments, please disclose that here, with a reference to "junk".

8. The second sentence of the fourth paragraph of this section refers to the pursuit of "effective structural protections." Please disclose how the Fund defines effective structural protections.

9. The first sentence of the fifth paragraph of this section states that the Fund "intends to focus on opportunities with return profiles in line with traditional private credit." Please briefly disclose what "traditional private credit" is.

10. The second sentence of the fifth paragraph of this section refers to "senior lending to platforms" and "originator equity". Please disclose how the Fund is defining "senior lending platforms" and "originator equity".

Cover Page — Interval Fund Repurchase Offers

11. Please disclose the intervals between deadlines for repurchase requests, pricing and repayment, and the anticipated timing of the Fund's initial repurchase offer. Please also include here a cross-reference to those sections of the Prospectus that discuss the Fund's repurchase policies and the risks attendant thereto. *See* Guide 10 to Form N-2.

Cover Page — Adviser

12. Disclosure states that the Adviser receives the Management Fee. Please disclose that the Adviser also receives an Incentive Fee.

13. The last sentence of this section states that the Adviser has contractually agreed to waive the Management Fee through at least April 30, 2026. If the Adviser can recoup amounts waived, please disclose that here.

Cover Page — Risks

14. Please bold the bulleted risk factors on the Cover Page.

Cover Page

15. *Applicable only to Private Fund*: The third to last paragraph on the Prospectus cover page states that the Shares have not been registered under the Securities Act and are being offered and sold solely in private placement transactions in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D. Please provide a detailed legal analysis of why the Private Fund's private offering of Shares should not be integrated with the Fund's public offering of Shares. *See* Rule 152 under Securities Act.

Prospectus Summary — Principal Strategies (pages 1 – 3)

16. Please disclose the Fund's credit quality policy and maturity policy with respect to the investments that are part of its principal strategies and, to the extent not already disclosed, add corresponding principal risk disclosure under "Principal Risks of Investing in the Fund". Also, if the Fund will invest in junior and equity tranches of asset-backed investments as a principal strategy, please disclose such investments here and disclose the corresponding risks of such investments under "Principal Risks of Investing in the Fund".

17. *Applicable only to Private Fund*: Given that it appears that the initial investment minimum of $25,000 can be waived without limitation, please disclose that the Private Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act other than CLOs and other asset-backed issuers.

Prospectus Summary — Adviser (page 3)

18. The first paragraph of this section identifies the Adviser, OCM (the Adviser's affiliate) and Brookfield Oaktree Holdings, LLC (the Adviser's parent). If the Adviser uses personnel from an affiliate in providing investment management services to the Fund pursuant to a personnel/resource sharing agreement, please describe to us the following:

   a. the specific services any affiliate of the Fund or Adviser and such affiliate's employees will provide on the Adviser's behalf and why those services do not amount to investment advisory services provided to the Fund;

  b. the extent to which the Adviser will depend on such affiliate's personnel in providing investment advisory services;

  c. whether personnel of such affiliate of the Adviser who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940 ("Advisers Act");

  d. whether and what fees are paid to such affiliate of the Adviser for the described services and whether or not they are paid pursuant to a personnel or resource sharing agreement;

  e. whether such affiliate of the Adviser is considered to be a fiduciary with respect to the Fund in connection with providing the described services;

  f. by whom the personnel being provided for use by the Adviser for advisory services to the Fund are employed and how such employer is affiliated with the Adviser and the Fund (*i.e.*, controlled subsidiary, wholly or majority owned subsidiary); and

  g. the registration status of such affiliate and where such affiliate is domiciled.

19. The first sentence of the second paragraph of this section refers to the "firm's" competitive advantages. Please clarify what entity the firm is referring to in this sentence and throughout this section.

Prospectus Summary — Periodic Repurchase Offers (page 4)

20. The sixth sentence of this section states that the Fund may modify the amount of a repurchase fee at any time. Please disclose that the repurchase fee may not exceed 2.00%. *See* Rule 23c-3(b)(1) under the 1940 Act.

Prospectus Summary — Investor Suitability (pages 5 – 6)

21. *Applicable only to Private Fund*: The first sentence of the second paragraph of this section states that each prospective investor in the Private Fund will be required to certify that it is an accredited investor. Please reconcile this disclosure with the disclosure on the Registration Statement cover page that states that investments in the Private Fund may be made only by investors who are qualified clients under Rule 205-3 under the Advisers Act.

Prospectus Summary — Summary of Principal Risks of the Fund (pages 6 – 21)

22. On page 6, the second sentence of the first risk factor states that the Fund has "a limited history of operations." Please revise this disclosure to state that the Fund has no history of operations, per the heading of this risk factor.

23. The following risk factors describe types of investments that are not identified under "Principal Strategies": Asset-Backed Securities (page 6); real-estate related investments under Investments in Real Estate and Mortgage-Backed Securities Generally (page 7); Commercial Mortgage-Backed Securities (page 7); Residential Mortgage-Backed Securities

(page 8); Collateralized Loan Obligations (page 9); Emerging Markets Risk (page 20); and Derivatives Risk (page 21). Given that investing in each of these types of investments is identified as a principal risk, please describe such investments under "Principal Strategies" or explain to us why it is not necessary to do so.

24. On page 10, the first sentence of the "Loan Investment Activities" risk factor states that the Fund may invest in "debt or equity financing." Please specify what investments are made when the Fund invests in "debt or equity financing."

25. On page 13, the first sentence of the fourth paragraph under "Nature of Loan Priority and Security", refers to "accordion . . . provisions". Please disclose what accordion provisions are in plain English. *See* Rule 421(b)(4) under the Securities Act.

26. On page 19, the first sentence under "Focused Investment Risk" describes certain risks to the extent the Fund focuses its investments in a particular sector or country. If the Fund will be focused on a particular sector or country at launch, please disclose the specific risks of that sector or country under "Principal Risks of Investing in the Fund".

27. On page 20, the last sentence under "Emerging Markets Risk" states that investing in securities of issuers based or doing business in emerging markets entails all of the risks of investing in securities of foreign issuers. Please consider adding a risk factor describing the risks of investing in foreign issuers.

Summary of Fund Expenses (pages 22 – 24)

28. Footnote 4 describes the Management Fee Waiver Agreement under which the Adviser has agreed to waive the Management Fee "through at least April 30, 2026." Footnote 10 describes the Expense Limitation and Reimbursement Agreement which will also be in effect "through at least April 30, 2026." Please confirm that the Management Fee Waiver Agreement and the Expense Limitation and Reimbursement Agreement (and the related line item in the fee table specifying the amount of fees waived or reimbursed) will only be included in the fee table and reflected in the examples if such agreements extend for at least one year from the effective date of this registration statement.

29. Footnote 7 states that the table assumes the use of leverage in an amount equal to 20% of the Fund's Managed Assets. Please also disclose the use of leverage in an amount based on the Fund's net assets.

30. Footnote 10 describes the Expense Limitation and Reimbursement Agreement. As it appears that amounts waived pursuant to the Management Fee Waiver Agreement also appear in the fee table line item associated with this footnote, please also describe the Management Fee Waiver Agreement in Footnote 10. Please also disclose any ability of the Adviser to recoup waived expenses under either of these agreements and briefly describe the terms of such recoupments.

31. The second sentence introducing the Examples states that the "fee waiver is taken into account only for the one-year expense example." Please specify which fee waiver(s) are being referred to here, using the defined terms.

32. In the Example disclosure, please replace the language "if you redeem your Shares" and "if you do not redeem your Shares" with language that references Shares being repurchased or not repurchased. Also, please explain to us why two sets of examples are included given that the Example assumes a $1,000 investment in Shares and the CDSL for Class A Shares only applies to purchases of $250,000 or more.

Financial Highlights (page 25)

33. Please replace "performance" with "highlights".

The Fund's Investment Objective and Principal Strategies (pages 28 – 29)

34. Please disclose if the investment objective may be changed without a vote of the holders of a majority of voting securities. *See* Item 8.2.a. of Form N-2.

Investment Philosophy and Process — Underwriting/Diligence (pages 31 – 33)

35. On page 32, please revise the following disclosure so that it is in plain English: "skim", "to be ramped" and "headline risk". *See* Rule 421(b)(4) under Securities Act.

Investment Philosophy and Process — Risk Monitoring (pages 33 – 34)

36. On page 33, the first sentence of the fourth paragraph of this section refers to "CoStar". Please disclose what kind of entity CoStar is.

Leverage (pages 35 – 36)

37. The first sentence of this section states the Fund intends to add leverage to its portfolio by utilizing borrowings, including through one or more subsidiaries. Please respond to the following comments regarding subsidiaries. Note that the term "subsidiary," when used in items c, d, e and f below, refers to an entity (regardless of whether or not the Fund set up the entity) that: (1) is "primarily controlled" by the Fund; and (2) primarily engages in investment activities in securities or other assets. "Primarily controlled" means: (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund's control of the unregistered entity is greater than that of any other person.

    a. Please confirm to us that the financial statements of any wholly-owned or substantially-owned subsidiaries will be consolidated with those of the Fund. If not, please explain why not.

    b. Please tell us if any of the Fund's wholly-owned or substantially-owned subsidiaries will charge a management fee. If so, please confirm to us that the management fees (including performance fees) of any subsidiary whose financial statements are consolidated with those of the Fund will be included in the "Advisory Fee" line item of the fee table and any such subsidiary's expenses will be included in the "Other Expenses" line item of the fee table.

c. Please confirm to us that subsidiaries and their boards of directors will agree to inspection by the staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

d. If any subsidiary is a foreign entity, please confirm to us that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

e. Disclose any of the subsidiaries' principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and subsidiaries.

f. Confirm to us that any subsidiary's investment advisory contract will be filed as an exhibit to the registration statement as it is a material contract. *See* Item 25.2.k. of Form N-2.

Principal Risk Considerations — Private Credit Risk (page 61)

38. Under "Principal Strategies", please disclose what private credit is.

39. *Applicable only to Fund*: The first sentence of this risk factor indicates that the Fund's investments in private credit may be made through investments in pooled investment vehicles. Please disclose that the Fund will not invest more than 15% of its assets in entities that rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act other than CLOs and other asset-backed issuers.

Management of the Fund — The Advisory Agreement (pages 92 – 93)

40. The staff notes the disclosure regarding Pre-Incentive Fee Net Investment Income. Please disclose here that the calculation of such income may result in shareholders being charged an incentive fee on amounts higher than what they actually receive. Also, please confirm and disclose the treatment of income from investments with a deferred interest feature (such as original issue discount, debt instruments with a payment-in-kind interest and zero-coupon securities) in the calculation of Pre-Incentive Fee Net Investment Income.

Management of the Fund — Portfolio Management (pages 93 – 94)

41. Please disclose that the Statement of Additional Information includes additional information regarding the portfolio managers' compensation, other accounts managed and ownership of securities in the Fund. *See* Item 9.1.c. of Form N-2.

Plan of Distribution — Purchasing Shares (pages 98 – 99)

42. *Applicable only to Fund*: On page 99, the seventh sentence of the first full paragraph states that selling agents may, in their sole discretion, reduce or waive the sales load on a non-

scheduled basis in individual cases. Please delete this disclosure and instead disclose any arrangements that result in breakpoints in, or eliminations of, sales loads and identify each class of individuals or transactions to which the arrangements apply. *See* In the Matter of the Application of Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc. (December 3, 2021) at sec.gov/Archives/edgar/data/1822973/000110465921146353/tm2134470d1_40appa.htm, at text accompanying and following note 23. *See also* Item 12(a)(2) of Form N-1A; IM Guidance Update 2016-06 at IM Guidance Update: Mutual Fund Fee Structures.

43. *Applicable only to Fund*: On page 99, the last sentence of the first full paragraph states that investors should consult with their selling agents about the sales load. Please revise this sentence to reflect that sales load disclosure must be included in the prospectus rather than obtained only from selling agents (*e.g.*, "investors should consult with their selling agents for *more* [emphasis added] information about the sales load).

Plan of Distribution — Investment Minimums (pages 99 – 100)

44. *Applicable only to Private Fund*: This section states "Please see the Statement of Additional Information for details." Please disclose the specific section of the Statement of Additional Information that includes the details.

Plan of Distribution — Shares Purchased or Held through Financial Intermediaries (pages 103 – 104)

45. *Applicable only to Fund*: The first two sentences of this section state that the availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Shares and that the Fund's sales charge waivers or discounts disclosed in this Prospectus are available for qualifying purchases and are generally available through financial firms. Please revise this disclosure to reflect that any sales charge waivers or discounts available through particular intermediaries are disclosed in the Prospectus. *See* Item 12(a)(2) of Form N-1A; IM Guidance Update 2016-06.

Periodic Repurchase Offers — Repurchase Request Deadline (page 105)

46. In this section, please also state that the Fund will provide notification of its repurchase offer no more than 42 days before the repurchase request deadline. *See* Rule 23c-3(b)(4)(i) under the 1940 Act.

Custodian and Transfer Agent (page 121)

47. Please identify any subsidiary's custodian.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objectives and Policies — Investment Strategies — Investments in Special Purpose Entities (page 2)

48. The first sentence of this section states that the Fund may elect to form special purpose entities for the purpose of purchasing or originating contractual assets. Please disclose the same information disclosed in the second and third sentences under "Leverage" on page 35 of the Prospectus for special purpose entities. Please also apply comments 35 and 45 above to special purpose entities.

Additional Risk Factors (pages 6 – 15)

49. Certain of the risk factors identified in this section are identified as principal risks in the Prospectus (*e.g.*, Convertible Securities Risk; Collateralized Loan Obligations). Please revise this section's heading and introductory sentence to clarify that the disclosure includes both principal and additional (or non-principal) risk factors.

Investment Restrictions — Fundamental Restrictions (pages 16 – 17)

50. The first sentence of item (3) excludes mortgage-backed securities and mortgage-related securities) from the Fund's concentration policy. Please revise the disclosure so such securities are not excluded from the Fund's concentration policy or, alternatively, revise so as to only exclude agency mortgage-backed securities from the policy.

51. On page 17, please disclose a fundamental policy (or revise the existing fundamental policies with respect to repurchase offers) to also state the periodic intervals between repurchase request deadlines. *See* Rule 23c-3(b)(2)(i)(B) under the 1940 Act.

Management of the Fund — Directors and Officers (pages 18 – 21)

52. Please disclose Stuart A. McFarland's principal occupation(s) for the past five years, instead of only until 2021. *See* Item 18.1. of Form N-2.

53. Please state the principal business of "My Flex Inc.". *See* Instruction 3 to Item 18.1. of Form N-2.

54. For each director, the last column in the table references "several" investment companies advised or administered by certain entities. Please disclose the investment companies for which the director serves as director in accordance with Instruction 4 to Item 18.1. of Form N-2.

Management of the Fund — Board Leadership Structure (page 22)

55. The first sentence of the second paragraph of this section states that the Board has determined that its leadership structure is appropriate. Please disclose why the Board determined that its leadership structure is appropriate given the specific characteristics and circumstances of the Fund. *See* Item 18.5. of Form N-2.

Management of the Fund — Governance Committee (pages 24 – 25)

56. The last sentence of this section states that the Governance Committee will consider nominees recommended by shareholders who, separately or as a group, own at least one percent of the Shares. Please also disclose the procedures for a shareholder to submit nominations. *See* Item 18.5.(b)(4) of Form N-2.

Management of the Fund — Indemnification of Officers and Directors; Limitations on Liability (pages 26 – 27)

57. In the second sentence of this section, please insert "for money damages" after "liability". *See* Section 8.1 of Articles of Amendment and Restatement filed as Exhibit (a)(2).

Management of the Fund — Portfolio Managers (pages 30 – 31)

58. The second sentence of the second paragraph of this section states that the number of accounts and total assets in the accounts where fees are based on performance is also indicated as of September 30, 2024. Please disclose such information as it does not appear to be disclosed in the table.

Financial Statements (page 53)

59. Please confirm that the Fund will categorize the schedule of investments by: (i) type of investment (common stock, preferred stock, fixed income, government securities, warrants, short-term securities, other investment companies, etc.); and (ii) the related industry, country or geographic location. *See* Regulation S-X 12-12, at note 2.

60. *Applicable only to Fund*: The staff notes the financial information is blank and will be filed by amendment. The staff may have further comments upon review of such information.

61. *Applicable only to Private Fund*: The staff notes the disclosure in Note 3 to seed financial statements (Fees and Other Transactions with Affiliated Parties) that states that "[t]he Advisory Agreement provides that the Fund shall pay the Adviser a monthly fee for its services at an annual rate of 1.35% *of the Fund's average daily net assets* [emphasis added] (plus the amount of borrowings for investment purposes) ('Managed Assets')." The staff further notes the disclosure contained within the fee table, which states that "[p]ursuant to an investment advisory agreement . . ., the Adviser receives an annual fee . . ., payable monthly in arrears by the Fund, in an amount equal to 1.35% . . . *of the Fund's average daily Managed Assets* [emphasis added]. Managed Assets are defined as the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund's accrued liabilities (other than liabilities representing borrowings for investment purposes) and derivatives will be valued at their market value." Please confirm that the advisory fee is calculated in accordance with the Advisory Agreement and align the disclosures in the financial statements going forward.

62. *Applicable only to Private Fund*: The staff notes the disclosure in Note 3 to seed financial statements (Fees and Other Transactions with Affiliated Parties) that states that "[f]or its services under the Administration Agreement, the Administrator receives from the Fund an annual fee equal to 0.03% of the Fund's Managed Assets." Disclosure elsewhere in the Registration Statement (*e.g.*, on the cover page of the private placement memorandum) states that "[f]or its services under the Administration Agreement, PSG receives from the Fund: (i) when the Fund's Managed Assets are less than $500 million, an annual fee of $150,000; and (ii) *when the Fund's Managed Assets are equal to or exceed $500 million, a fee at an annual rate of 0.03% of the Fund's average daily Managed Assets* [emphasis added], payable monthly in arrears." *See also* Exhibit (k)(1), including Administration Agreement Fee Schedule at Exhibit 2. Please explain to us this discrepancy in the disclosures regarding the payment amounts under the Administration Agreement and align the disclosures in the financial statements with the Administration Agreement going forward. Further, the fee table assumes estimated net assets of approximately $100,000,000 for the fiscal year ending 2025. Please confirm to us that the fees presented in the fee table relating to the administration fee are consistent with the Administration Agreement and the asset thresholds detailed above.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

63. Please confirm to us that the legality opinion of Venable LLP will be consistent with Staff Legal Bulletin 19.

Item 34. Undertakings

64. *Applicable only to Fund*: If the Fund will rely on Rule 430A under the Securities Act, please include undertaking 34.4.

GENERAL COMMENTS

65. We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments filed by the Fund or amendments filed by the Private Fund, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment by the Fund or added in any amendment by the Private Fund.

66. *Applicable only to Fund*: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

67. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

68. Responses to this letter should be in the form of a pre-effective amendment filed by the Fund pursuant to Rule 472 under the Securities Act and an amendment filed by the Private Fund. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel

cc: Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief
       Lauren Hamilton, Staff Accountant